Exhibit 99.1

ALTAGAS LTD. ANNOUNCES MONTHLY DIVIDEND

Calgary, Alberta (September 10, 2018)

AltaGas Ltd. (“AltaGas”) (TSX:ALA) announced today that the September dividend will be paid on October 15, 2018, to common shareholders of record on September 25, 2018. The ex-dividend date is September 24, 2018. The amount of the dividend will be $0.1825 for each common share. This dividend is an eligible dividend for Canadian income tax purposes.

As previously announced, AltaGas has a Premium Dividend™, Dividend Reinvestment and Optional Cash Purchase Plan (the “Plan”) for eligible shareholders of AltaGas. Eligible shareholders who are enrolled in the Plan may have their common share dividends reinvested towards the purchase of additional  common shares of AltaGas at a three percent discount to the Average Market Price (as defined by the Plan) under the Dividend Reinvestment Component of the Plan; or may have their common share dividends reinvested in additional common shares of AltaGas issued at a three percent discount to the Average Market Price (as defined by the Plan) and have these additional common shares of AltaGas exchanged under the Premium Dividend™ Component of the Plan for a cash payment equal to 101 percent of the reinvested amount. A complete copy of the Plan, together with a series of questions and answers and enrollment forms, are posted on AltaGas’ website at www.altagas.ca.

Participation in the Plan is optional. Eligible shareholders who have not elected to participate in the Plan will continue to receive their regular cash dividend in the usual manner.

AltaGas is an energy infrastructure company with a focus on natural gas, power and regulated utilities. AltaGas creates value by acquiring, growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit:  www.altagas.ca.

Investment Community 1-877-691-7199 investor.relations@altagas.ca	Media (403) 691-7197 media.relations@altagas.ca

™ denotes trademark of Canaccord Genuity Corp.

This news release contains forward-looking statements. When used in this news release, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to AltaGas or an affiliate of AltaGas, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, the payment of dividends, the ability to reinvest dividends and exchange additional common shares of AltaGas for a cash payment under the Plan, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect AltaGas’ current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market competition, governmental or regulatory developments, general economic conditions and other factors set out in AltaGas’ public disclosure documents. Many factors could cause AltaGas’ actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.